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04017703

RECD S.E.C. FEB 26 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B. Pierce & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Greene Street
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benita Pierce 508 778 5759 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carney DelPlato LLC
(Name — *if individual, state last, first, middle name*)

85 Nesbo Road (Address) West Orange (City) NJ (State) 07052 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Benitee Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Pierce - Co, Inc, as of December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Benita Pierce 3-31-04
Benita Pierce
Signature

President
Title

My Commission Expires May 15, 2009

Notary Public

Barnstable MA

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. PIERCE & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

Carney, DelPlato LLC
Certified Public Accountants
85 Nestro Road
West Orange, NJ 07052
Telephone: (973) 736-2749
Fax: (973) 736-2683

INDEPENDENT AUDITORS' REPORT

Board of Directors
B. Pierce & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of B. Pierce & Co., Inc., as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of B. Pierce & Co. Inc., at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carney, DelPlato, LLC
West Orange, New Jersey
February 24, 2004

B. PIERCE & CO., INC.

Statements of Financial Condition
December 31, 2003

ASSETS		
Cash	$	33,458
Securities owned: not readily marketable at cost		3,300
Fixed Assets (net of accumulated depreciation $333)		423
Intangible assets (net of accumulated amortization $1,662)		1,270
Total Assets	$	38,451

LIABILITIES		
Due to Officer	$	6,081
STOCKHOLDER'S EQUITY		
Common stock – no par value; 100 shares authorized, issued and outstanding	$	1,000
Additional paid in capital		23,177
Retained earnings		8,193
Total Stockholder's Equity	$	32,369
Total Liabilities and Stockholder's Equity	$	38,451

See notes to financial statements

B. PIERCE & CO., INC.

Statements of Operations
Year Ended December 31, 2003

Revenues:	
Commissions	$ 65
Interest	258
Total Revenue	$ 323
Expenses:	
Commissions, clearing and floor brokerage	$ 314
Professional Fees	2,500
Communications	4,478
Dues	2,790
Insurance	675
Office expense	1,726
Travel and entertainment	3,485
Other operating expenses	1,139
	$ 17,107
Net income (loss)	$ (16,784)

See notes to financial statements

B. PIERCE & CO., INC.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2003

	Shares Outstanding	Common Stock	Retained Earnings
Balance – January 1, 2003	100	$ 24,177	$ 24,977
Net income (loss)			(16,784)
Balance – December 31, 2003	100	$24,177	$ 8,193

See notes to financial statements

B. PIERCE & CO., INC.

Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)	$	(16,784)
Adjustments to reconcile net income to net cash provided by Operating activities:		
Depreciation and amortization		739
Changes in:		
Due from broker		56
Other assets		(9,000)
Net cash (used in) operating activities	$	(24,989)
Net increase(decrease) in cash		(24,989)
Cash – January 1, 2003		54,526
Cash – December 31, 2003	$	29,537

See notes to financial statements

B. PIERCE & CO., INC.

Notes to Financial Statements
December 31, 2003

Note A – Business and Significant Accounting Policies

1. **Business:**

B. Pierce & Co., Inc. (the "Company") is a registered broker/dealer in securities that clears all its securities transactions through a correspondent broker on a fully disclosed basis.

2. **Income taxes:**

The Company, with the consent of its sole stockholder, has elected under the Internal Revenue Code and New York State Law to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

The Company prepares its financial statements on the accrual basis of accounting, recognizing revenues when earned and expenses when incurred. For income tax purposes, the Company uses the cash basis method of accounting wherein income is recognized when received rather than when earned and expenses when paid rather than when incurred.

3. **Fixed and Intangible assets**:

Fixed and Intangible assets are stated at cost. Depreciation and Amortization is computed using the straight line method over various useful lives.

4. **Use of estimates:**

The financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by management.

Note B – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $27,376, which was $22,376 in excess of its required net capital.

Note C – Off-Balance-Sheet Risk and Concentration of Credit Risk

As a nonclearing broker, the Company has a responsibility to its customers to fulfill their contractual obligations. The clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is highly capitalized and is a member of a major securities exchange.

Note D – Stockholder's Equity

At December 31, 2003, stockholder's equity includes common stock, no par value, 100 shares authorized, issued and outstanding.

Note E – Exemption from Rule 15c3-3

The Company is exempt from the reserve requirement of the Securities and Exchange Commission's Rule 15c3-3 pursuant to Section 15c3-3(k)(2)(ii).

SUPPLEMENTARY INFORMATION

B. PIERCE & CO., INC.

Schedule of Computation of Net Capital under Sec Rule 15c3-1
December 31, 2003

Stockholder's equity	$ 32,369
Deductions:	
Other Assets	< 1,693>
Securities owned: not readily marketable	< 3,300>
Net capital	$ 27,376
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 6,081
Percentage of aggregate indebtedness to net capital	22%
Minimum net capital required	$ 5,000
Excess of net capital over minimum requirement	$ 22,376

No material difference exists between this computation and the corresponding computation included in the Company's unaudited amended FOCUS part IIA filing as of December 31, 2003.

B. PIERCE & CO., INC

February 20, 2004

Carney, DelPlato , LLC
85 Nestro Road
West Orange, NJ 07052

Gentlemen:

In connection with your audit of the financial statements of B. Pierce & Co., as at December 31, 2003 and for the year then ended, for the purpose of expressing an opinion as to whether the changes in stockholders' equity financial statements present fairly the financial position, results of operations, and cash flows of B. Pierce & Co., Inc. in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, and in full response to your inquiries, the following representation made to you during your audit:

1. We are responsible for the fair presentation in the consolidated financial statements of financial position, results of operations, changes in stock-holder's equity and cash flows in conformity with generally accepted accounting principles consistently applied, and such statements are fairly Stated.

2. We have made available to you all:

   a. Financial records and related data, including all contracts and agreements and date concerning commitments.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, to the date hereof, or summaries of actions of recent meetings for which minutes have not year been prepared.

3. There have been no:

   a. Irregularities involving management or employees who have significant roles in the system of internal accounting control.

   b. Irregularities involving other employees that could have a

material effect on the financial statements.

c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities if implemented.

5. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

   b. Capital stock repurchase options or agreements or capital stock reserved for options warrants, conversions, or other requirements.

   c. Arrangements with financial statements institutions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements.

   d. Agreements to repurchase assets previously sold.

6. There are no:

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. Broker's debit balances and other accounts receivable are valid receivables.

10. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged except as disclosed in the financial statements or the notes thereto.

11. Provision has been made for any material loss to be sustained in the fulfillment of, or from inability to fulfill, any purchase or sales commitments.

12. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto (or as follows):

13. In addition, the Company at December 31, 2003 had:

   a. No material unrecorded assets or contingent assets (such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on fulfillment of conditions regarded as uncertain).

   b. No open contractual commitments other than those appearing on the memo books and records (for example, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts).

   c. No borrowings or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. No events have occurred subsequent to balance sheet date that would require adjustments to, or disclosure in, the financial statements.

16. There are no material inadequacies as of December 31, 2003 or during the period January 1, 2003 and to December 31, 2003 in the accounting system, the internal accounting controls, the procedures for safeguarding securities, and the practices and procedures followed:

   a. In making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

   b. In making the quarterly securities examinations, counts, verifications and comparisons and the reconciliation of differences required by Rule 17a-13.

17. Net capital computations, prepared by the Company during the period from January 1, 2003 through December 31, 2003 indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) at all times during the period.

18. With financial record keeping and reporting SEC Rule 17a-8,and the SEC, NASD, SIA, and OFAC anti-money laundering legal; and regulatory rules and obligations relating thereto

Very truly yours,

B. PIERCE & CO., INC.

BY: [signature]

Date: February 23, 2004

Carney, DelPlato , LLC
Certified Public Accountants
85 Nestro Road
West Orange, NJ 07052
Telephone: (973) 736-2749
Fax: (973) 736-2683

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
B. Pierce & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of B. Pierce & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3, as well as for compliance with financial record keeping and reporting SEC Rule 17a-8,and the SEC, NASD, SIA, and OFAC anti-money laundering legal; and regulatory rules and obligations relating thereto. As of December 31, 2002, the Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such exemptions had not been complied with during the year. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and

procedures referred to in the preceding paragraph and to assess the expected benefits and related costs of internal control structure policies and procedures, and whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures, are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

Our opinion recognizes that it is not practicable in a company the size of B. Pierce & Co. Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

We understand that practices and procedures that accomplish the objectives referred to above are considered by the Commission to adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures where adequate at December 31, 2002, to meet the Commission's

objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Carney, DelPlato, LLC
West Orange, New Jersey
February 21, 2003